OMB APPROVAL

OMB Number:	3235-0145

Expires:	October 31, 2002

Estimated average burden hours per form	14.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)1

Crescent Banking Company

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

225646108 (CUSIP Number)

Michael W. Lowe, 1050 Highway 515 South, Jasper, GA 30143, 706-692-3434

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP NO. 225646108                                                                                                                                                   Page 2 of 5 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Michael W. Lowe

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 481,846

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 26,029

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 481,846

	10.	Shared Dispositive Power 26,029

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 507,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 20.83%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Company.

This statement relates to shares of the common stock, par value $1 per share (the “Common Stock”), of Crescent Banking Company (the “Company”). The Company’s principal offices are located at 251 Highway 515, Jasper, Georgia 30143, and the Company’s telephone number is (706) 692-2424.

Item 2.    Identity and Background.

Mr. Lowe founded Jasper Jeep Sales, Inc., an automobile dealership located at 1050 Highway 515, Jasper, Georgia 30143, in 1976, and has served as its Chief Executive Officer since that date. Mr. Lowe has been a director of the Company since its organization in November 1991 and of the Company’s wholly-owned banking subsidiary, Crescent Bank & Trust Company since August 1989. Mr. Lowe presently resides at Fox Run Lane, Jasper, Georgia 30143 and is a citizen of the United States of America.

During the last five years, Mr. Lowe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On June 18, 2002, Mr. Lowe utilized personal funds to purchase 122,764 shares of the Company’s Common Stock, as more fully described below.

Item 4.    Purpose of Transaction.

On May 8, 2002, the Company commenced a public offering of up to 555,555 shares (the “Shares”) of its Common Stock. For the first twenty days of the offering, only persons not affiliated with the Company could subscribe for Shares at a purchase price of $13.50 per Share. Following the initial twenty-day period, affiliates, including any directors or officers of the Company, as well as non-affiliates, were given the opportunity to subscribe for Shares at the $13.50 per Share purchase price. The Company closed the Offering on June 18, 2002 after selling all of the 555,555 Shares offered thereby.

In connection with the Offering, Mr. Lowe subscribed for 122,764 Shares, and, on June 18, 2002, Mr. Lowe purchased the entire amount for which he subscribed. As a result of the Offering, Mr. Lowe became the beneficial owner of a total of 507,875 shares of the Company’s

Common Stock, or approximately 20.83% of the 2,438,538 shares of Company Common Stock that were outstanding as of the date of this Statement.

On February 11, 1998, Mr. Lowe received written notice from the Federal Reserve Bank of Atlanta (the “Federal Reserve”) giving Mr. Lowe the authority to acquire up to 100% of the Common Stock of Crescent. On August 29, 2002, Mr. Lowe notified the Federal Reserve of his purchase of 122,764 additional shares of Common Stock on June 18, 2002, as described herein.

Item 5.    Interest in Securities of the Issuer.

Under the Security and Exchange Commission’s rules and regulations, Mr. Lowe, as of the date of this filing, may be deemed to be the beneficial owner of a total of 507,875 shares of the Company’s Common Stock, representing approximately 20.83% of the issued and outstanding shares of the Company. With respect to 481,846 of such shares, Mr. Lowe has the sole power of voting and disposition. Mr. Lowe has sole ownership of 9,500 shares that are presently the subject of director options owned by Mr. Lowe, and he is fully vested with respect to 9,100 of those shares. The remaining 400 shares that are subject to such directors options will become fully vested on October 1, 2002. The remaining 26,029 shares are held by Mr. Lowe’s wife and children with whom Mr. Lowe shares the power to vote or dispose of such shares.

As more fully described in Item 4 of this Schedule, on June 18, 2002, Mr. Lowe purchased 122,764 Shares in the Company’s Offering. Other than such purchase, Mr. Lowe has not engaged in any other transactions relating to the Company’s Common Stock since June 18, 2002.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Schedule, Mr. Lowe disclaims any contract, arrangement, understanding or relationship with any other person with respect to shares of the Company’s Common Stock, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2002
(Date)

/s/ Michael W. Lowe
(Signature)

Michael W. Lowe
(Name)